UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
      ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
TAP SYSTEMS INC.

Legal status of issuer

        Form
        Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        February 3, 2015

Physical address of issuer
177 E Colorado Boulevard, Pasadena, CA 91105

Website of issuer
https://tapwwithus.com

Current number of employees
10

	12/31/2024 Audited	12/31/2023 Audited
Total Assets	520,393	1,030,413
Cash & Cash Equivalents	260,006	328,157
Accounts Receivable	0	249
Inventory	195,713	535,550
Current Liability	502,128	631,383
Long-term Liability	9,262,184	8,578,915
Revenues/Sales	306,454	534,204
Cost of Goods Sold	442,180	399,233
Taxes Paid	12,994	25,269
Net Income	-2,572,128	-2,567,649

April 29, 2025

FORM C-AR

Tap Systems Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Tap Systems Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://tapwithus.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

__Forward Looking Statement Disclosure__

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Furthermore, any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

4

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Tap Systems Inc. ("We," the "Company" or "Tap") is a Delaware Corporation, formed on February 3, 2015. It was founded by two veteran technology entrepreneurs, Dovid Schick and Sabrina Kemeny PhD. The Company's goal is to create disruptive products and technologies that allow for novel, innovative and efficient methods of communicating with Bluetooth-enabled devices, including Virtual Reality (VR), Augmented Reality (AR) and Extended Reality (XR) consoles and devices, smartphones, smart glasses, tablets, computers, smart watches, smart TV's, and projectors, as well as Playstation®, Xbox®, Meta Quest®, Hololens®, Vive® and many more VR/AR/XR headsets that support Bluetooth 4.0+ pairing. (Playstation, Xbox, Meta Quest, Hololens and Vive are the registered trademarks of their respective owners.)

The Company's flagship product, the Tap Strap®, is a revolutionary wearable which turns any surface into a keyboard. Each time you tap your fingers, a character or command is sent to your Bluetooth-enabled device. Tap addresses an immediate and expanding market need for diverse use cases ranging from virtual and augmented reality to adaptive input for the blind and visually impaired.

In May 2016, Tap was unveiled for Beta testing and media promotion. The Company began shipping to customers in February 2018. In 2019, the Company introduced "Tap Strap 2," another breakthrough in interaction technology. Tap Strap 2 is a more advanced, second generation, version of the Tap Strap that offers several powerful innovations, including AirMouse, the first plug-and-play gesture-based control system, and enhanced iPad integration.

Recently the Company introduced its newest version of the Tap Strap, the TapXR®. A technological breakthrough, this device uses a highly sophisticated combination of motion and visual sensors and AI to accurately detect finger taps. It offers a full virtual keyboard with more than 100 commands, all conveniently situated on the user's wrist. The TapXR uses a set of uniform and intuitive commands for a seamless experience, wherever you are tapping. Each command is activated via a simple finger movement on any surface, even in low light situations. We believe that this enhanced Tap device is the most advanced wearable controller in the world; that it provides increased functionality, improved accuracy and greater comfort; that it will establish Tapping as the input method of the future; and that it will significantly expand our market.

The Company also offers product accessories such as the TapXR Clip, TapXR Band and TapXR Charger.

The development of these products was spearheaded by Tap's research and development teams, consisting of seasoned software and hardware development experts.

Over the past several years, the Company has conducted several offerings of its shares via Crowdfunding portals.

On August 22, 2019, the Company commenced an offering of its shares on the StartEngine.com crowdfunding portal, pursuant to Reg CF (Regulation Crowdfunding) under which a maximum of $1,070,000 was permitted to be raised. In less than two months, the offering was fully subscribed. That offering was closed as of November 12, 2019.

/s/ Alec Marshall

On November 3, 2021, the Company commenced an offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding). Total subscriptions to this offering were approximately $2.3 million. Concurrently with that Crowdfunding offering, the Company conducted an offering of its shares, open to Accredited Investors only, pursuant to Regulation D. Subscriptions totaled $377,500.

On February 7, 2024, the Company commenced an additional offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding). Total subscriptions to this offering were approximately $609,000. Concurrently with that Crowdfunding offering, the Company conducted an offering of its shares, open to Accredited Investors only, pursuant to Regulation D. Subscriptions totaled approximately $950,000.

The Company is located at 177 E Colorado Boulevard, Pasadena, CA 91105.

The Company's website is https://www.tapwithus.com.

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. In addition, the Company is subject to the same general risks that all companies in its business, and all companies operating in the current economy, are exposed to. These include risks relating to economic downturns, political and economic events, technological developments (such as hacking and the ability to prevent hacking), and results of the worldwide COVID-19 or other pandemics. Additionally, early-stage companies are inherently more risky than more mature companies. You should consider general risks as well as specific risks when deciding whether to invest.

The following risks are related to the Company's business and industry and are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in an investment in the Company.

We are an early-stage company and have not yet generated any profits

Tap Systems was formed on February 3, 2015. It has a limited operating history upon which an evaluation of its performance and future prospects can be made. Tap Systems has incurred a net loss, has had limited revenues generated, and has not generated any profit, since inception. Our current and proposed operations are subject to all of the business risks generally associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares if and when our directors determine that we are financially able to do so and deem such payment to be advisable. There is no assurance that we will be profitable at any time in the future or, even if we are profitable, that we will generate sufficient revenues to pay dividends to the holders of our shares.

We may not have sufficient capital and will likely be required to raise additional capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates have risen over the past year or two and, generally, it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit on favorable terms, or at all, when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity would require bringing on additional investors, which could necessitate pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced below its current price, your ownership percentage would be decreased as a result of the addition of more investors and/or the issuance of more shares. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your shares in the Company.

Any valuation at this stage is difficult to assess

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and the Company's self-assessed value may be overpriced.

The Company's success is heavily dependent on certain key personnel

The Company is dependent on Dovid Schick, who is its CEO, and Sabrina Kemeny, who is its president, in order to execute its business plan. The loss of either Mr. Schick or Dr. Kemeny would have a material adverse impact on the Company's business, financial condition, cash flow and results of operations. The Company currently does not have an employment agreement with either Mr. Schick or Dr. Kemeny. While the Company intends to enter into such agreements with both individuals in the future, there can be no assurance that it will do so or that they will continue to be employed by the Company for any particular period of time. Furthermore, the Company has not purchased any key person insurance policies with respect to Mr. Schick or Dr. Kemeny. Therefore, if either were to die or become disabled, incapacitated or otherwise unavailable, the Company would not receive any financial compensation to assist it with such person's absence. While the Company intends to purchase such insurance coverage on both individuals in the future, there can be no assurance that it will do so or that such coverage would be available or affordable.

Minority holder; securities with voting rights

The non-management shareholders of the Company are minority shareholders and therefore have a limited ability to influence management's decisions concerning the running of the business and are trusting in management's discretion in making good business decisions that will grow these shareholders' investments. Furthermore, in the event of a liquidation of our company, these shareholders will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

One of the Company's most valuable assets is its intellectual property. The Company owns seven issued U.S. patents and one pending U.S. patent, as well as one granted European patent with corresponding national patents in the United kingdom, France, and Germany. The Company also owns registered and common law trademarks, copyrights, Internet domain names, and trade secrets. Intellectual property is a complex and uncertain field of law. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The transferability of Shares purchased in the Company's Regulation CF offering is limited

Any Common Stock that is purchased through the Company's Regulation CF offering is subject to SEC limitations on transfer. This means that those Shares cannot be resold for a period of at least one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

The Company's shares, including the shares purchased in the Company's Regulation CF offering, could be illiquid for a long period of time

Shareholders who purchase shares of the Company's Common Stock, including those who purchased Shares in the Company's Regulation CF offering, should be prepared to hold their investments for several years or longer. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. While the Company may be acquired by an established player in the industry, that may never happen or it may happen at a price that results in you losing money on this investment. Furthermore, in the event of an underwritten public offering of the Company's Common Stock, then during the 180-day "lockup" period following the effective date of such public offering (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation), if requested by the Company, you will not be permitted to sell, dispose of, transfer, make any short sale of, or grant any option for the purchase of any of the Company Shares that you hold, or enter into any hedging or similar transaction with the same economic effect as a sale.

Changes in US trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse impact on our business and results of operations

The US government has indicated its intent to adopt a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also initiated or is considering the imposition of tariffs on certain foreign goods. Changes in U.S. trade policy could result in one or more of U.S. trading partners adopting responsive trade policies making it more difficult or costly for us to export our products to those countries. These measures could also result in increased costs for goods imported into the United States. This in turn could require us to increase prices to our customers which may reduce demand, or, if we are unable to increase prices, result in lowering our margin on products sold. We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could adversely impact our business, financial condition and results of operations.

Risk of OFAC Sanctions and Impact on Supply Chain

An affiliate of one of the Company's suppliers, based in Hong Kong, was added to the Specially Designated Nationals and Blocked Persons (SDN) List maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control (OFAC). While it is unclear that this prohibits the Company from conducting business with that supplier, we are currently refraining from doing so. This could adversely impact our ability to manufacture products and meet customer demand, and make it necessary for the Company to find and qualify alternative suppliers, potentially at higher costs. As a result, we may be required to increase prices to our customers, which might reduce demand, or, if we are unable to increase prices, to lower our margin on products sold.

Interest on debt securities could increase costs and negatively impact operating results

Preferred stock could be issued by the Company from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material.

Any projected results cannot be guaranteed; Our products could fail to achieve the sales projections we expected

There can be no assurance that the Company will meet its projections. Developing, marketing and selling new products and technologies entails significant risks and uncertainties. Delays or cost overruns in the production and shipping of our Tap Strap and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. In addition, our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to more rapidly gain traction in the marketplace. However, it is possible that the Tap Strap and TapXR will fail to gain significant market acceptance for any number of reasons. Any of these events could have a material adverse effect on our operating performance and results of operations.

Loss of personnel or our failure to attract and retain additional highly qualified personnel in the future could harm our business

To be successful, the Company requires capable people to run its day-to-day operations, in addition to Mr. Schick and Dr. Kemeny. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact our operating performance and results of operations.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, the Company could be adversely impacted by our reliance on third parties and their performance.

Litigation

The Company is not a party to any active lawsuits. However, in the normal course of business, the Company could become involved in various lawsuits and legal proceedings. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business.

The Company Does Not Anticipate Paying Any Cash Dividends for the Foreseeable Future   Type text here

To date, the Company has not paid any dividends to its shareholders. It currently intends to retain future earnings, if any, to support its business and does not intend to pay any dividends to its shareholders in the foreseeable future.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies

We are not required to complete an attestation about our financial controls that is required of public companies under Section 404 of the Sarbanes-Oxley Act of 2002; nor do we have the internal infrastructure necessary to complete such an attestation. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies

We must successfully adapt to technological advances in our industry, including the emergence of alternative mobile communication platforms. Our ability to exploit new platforms and technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by these advances. Such changes may impact the revenue and profits, if any, that we are able to generate.

Terms of Company financings may adversely impact the value of our Common Stock

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of each share of the Company's Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that may be more favorable than the terms of your investment, and possibly result in a lower purchase price per share.

Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the production and shipping of our Tap Strap and TapXR as well as future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

The development and commercialization of our products is highly competitive

Type text here

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products

Our future success depends on our ability to maintain and effectively implement our quality management program. An inability to address a quality or safety issue in an effective and timely manner may cause negative publicity and a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services may be highly correlated with general economic conditions

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

THE COMPANY AND ITS BUSINESS

Company Overview

Tap Systems Inc. ("We," the "Company" or "Tap") is a Delaware Corporation, formed on February 3, 2015. It was founded by two veteran technology entrepreneurs, Dovid Schick and Sabrina Kemeny PhD. The Company's goal remains to create disruptive products and technologies that allow for novel, innovative and efficient methods of communicating with Bluetooth-enabled devices, including Virtual Reality (VR) and Augmented Reality (AR) consoles and devices, smartphones, smart glasses, tablets, computers, smart watches, smart TV's, and projectors, as well as Playstation® , Xbox®, Meta Quest®, Hololens®, Vive and many more VR/AR/XR headsets that support Bluetooth 4.0+ pairing. (Playstation, Xbox, Meta Quest, Hololens and Vive are the registered trademarks of their respective owners.)

The Company's flagship product, the Tap Strap®, is a revolutionary wearable which turns any surface into a keyboard. Each time you tap your fingers, a character or command is sent to your Bluetooth-enabled device. Tap addresses an immediate and expanding market need for diverse use cases ranging from virtual reality to adaptive input for the blind and visually impaired.

The Tap Strap can be used for almost any digital writing, mouse control or input control. It is highly mobile - being a wrist wearable and not requiring the use of any specific surface. It can even be used without having to see what your hands are doing. Tap is also very easy to learn, requiring only about one tenth of the time that it takes to master a QWERTY keyboard. Tapping requires only one hand, and yet users often achieve speeds of over 70 words per minute.

In May 2016, the first generation Tap Strap was unveiled for Beta testing and media promotion, and the Company began shipping to customers in February 2018.

In 2019, The Company introduced "Tap Strap 2," another breakthrough in interaction technology. Tap Strap 2 is a more advanced, second generation, version of the Tap Strap that offers several powerful innovations, including AirMouse™, the first plug-and-play gesture-based control system, and enhanced iPad integration.

Recently the Company introduced its newest version of the Tap Strap, the TapXR®. A technological breakthrough, this device uses a highly sophisticated combination of motion and visual sensors and AI to accurately detect finger taps. It offers a full virtual keyboard with more than 100 commands, all conveniently situated on the user's wrist. The TapXR uses a set of uniform and intuitive commands for a seamless experience, wherever you are tapping. Each command is activated via a simple finger movement on any surface, even in low light situations. We believe that this enhanced Tap device is the most advanced wearable controller in the world; that it provides increased functionality, improved accuracy and greater comfort; that it will establish Tapping as the input method of the future; and that it will significantly expand our market.

The Company also offers product accessories such as the TapXR Clip, TapXR Band and TapXR Charger.

The development of these products was spearheaded by Tap's research and development teams, consisting of seasoned software and hardware development talent.

The Company has previously offered shares to investors pursuant to Reg CF (Regulation Crowdfunding). On August 22, 2019, the Company commenced an offering of its shares on the StartEngine.com crowdfunding portal, under which a maximum of $1,070,000 was permitted to be raised. In less than two months, the offering was fully subscribed. That offering was closed as of November 12, 2019. Subsequently, on November 3, 2021, the Company commenced an offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), under which subscriptions totaled approximately $2.3 million, with an additional sum of approximately $261,000 raised through a concurrent offering to Accredited Investors under Regulation D. On February 7, 2025, the Company commenced an additional offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding). Total subscriptions to this offering were approximately $224,400. Concurrently with that Crowdfunding offering, the Company conducted an offering of its shares, open to Accredited Investors only, pursuant to Regulation D. Subscriptions totaled approximately $1,365,000.

Business Plan

Our go-to-market strategy focuses on two key areas: (1) strategic partnerships with major technology companies to integrate Tap's products as an input solution for smart glasses and other wearables, and (2) direct sales to consumers as an all-in-one controller for popular functions such as music streaming and social media scrolling.

1. Strategic Partnerships

We are engaged in conversations with major tech companies, including Meta, Apple, Google, Microsoft, and Samsung. These companies have publicly announced their intentions to release new AI-powered smart glasses and are exploring various modalities for user interaction and control.

We envision several integration paths for our input solutions:

- **Third-Party Peripheral:** Integration of our Tap devices as a third-party peripheral, sold as an add-on product.
- **Custom Product:** Providing a custom Tap product sold in conjunction with the glasses, either under our brand or the glasses manufacturer's brand.
- **Licensed Reference Design:** Licensing our reference design to the glasses manufacturer for them to manufacture the Tap product under their own brand.

2. Direct Sales to Consumers

In parallel, we continue to develop, market, and deliver our solutions directly to end consumers.

We have recently added the capability for users to easily switch between different modes of operation. For example, users can select a music mode in which the Tap device controls music playback or switch to a social media mode to control scrolling.

To achieve growth, we intend to establish new relationships with affiliates, influencers, and creators to introduce us to their audiences. We believe our simplified offering will be easier for influencers to demonstrate and more attractive for consumers to purchase.

Competition

The Tap technology is relevant to the smart-wearable and mobile-device-interaction market, which includes smart watches, augmented and virtual reality headsets, as well as mobile phones and tablets. The market for wearable electronics has experienced exponential growth in recent years. According to Grand View Research, the global wearable technology market was valued at USD 84.2 billion in 2024 and is anticipated to grow at a CAGR of 13.6% from 2025 to 2030, which would result in a market size of USD 186.14 billion by 2030. This estimate does not include more conventional hand-held mobile devices, which have a combined installed base of over 7 billion users worldwide.

We believe that there are several companies that develop user-interaction devices for the smart wearables market. They generally utilize one of the following interaction methodologies: speech, air gestures and projected keys. Some of these companies are actual or potential competitors of the Company.

We believe that each of the aforementioned methodologies has inherent flaws: speech is a critical part of the future of interaction, but is not a comprehensive solution. Air gestures are slow, difficult to master, and cannot support complex input. Projected keys require eye focus, and two-hand use, and are susceptible to errors and speed issues. Our Tap Strap products offer significant advantages over these methodologies.

Competitive companies include larger companies than ours, such as UltraLeap, which sells an optical-based gesture recognition system; Vrvana, which has developed an optical-based hand tracking device for virtual reality; and Primesense, which is one of the original optical gesture recognition companies. In addition, there are several unreleased products under development that may become competitors in the future. These include projects by Meta and Wearable Devices, which are developing controllers based on electromyography (EMG), and by Skywak, which is developing a controller based on near infra-red technology.

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Dovid Schick. Mr. Schick is the Company's Chief Executive Officer, Founder and a Director, and has served in these capacities since the Company's inception in 2015. He is an electrical engineer and entrepreneur, and was the founder and former CEO of Schick Technologies, Inc., the first company to commercialize a real-time digital radiology system for dentists. Mr. Schick took that company public in 1997, and it merged with Sirona Dental Systems in 2005. Since retiring from Schick Technologies, Mr. Schick has advised numerous technology companies in the areas of semiconductors, digital imaging, medical devices and software.

Mr. Schick holds a B.S. degree in electrical engineering from the University of Pennsylvania's Moore School of Engineering. He is the spouse of Dr. Kemeny.

Mr. Schick's current primary role is with the Company. As CEO, he is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the development of the Company's short- and long-term strategies; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the competitive market landscape, expansion opportunities, and industry developments; ensuring that the Company maintains high social responsibility wherever it does business; assessing risks to the Company and ensuring they are monitored and minimized; setting strategic goals and making sure they are measurable and describable.

Sabrina Kemeny, PhD. Dr. Kemeny is the Company's Co-Founder, President and Corporate Secretary, and has served in these capacities since the Company's inception in 2015. She has also served as a Director of the Company since July 2019. Dr. Kemeny co-invented camera-on-a-chip technology which revolutionized digital imaging and is at the core of every cell phone and digital camera. Dr. Kemeny was co-founder and CEO of Photobit Corporation, the company that successfully commercialized the CMOS sensor technology. Photobit was purchased by Micron.

Dr. Kemeny holds BS and MS degrees and a PhD, all in electrical engineering, from Columbia University. She is the spouse of Mr. Schick.

Dr. Kemeny's current primary role is with the Issuer. As President and Corporate Secretary, she is responsible for communicating, on behalf of the Company, with shareholders, government entities, and the public; implementing the Company's short- and long-term strategies; maintaining awareness of the competitive market landscape, expansion opportunities and industry developments; ensuring that the company maintains high social responsibility wherever it does business.

Alec Marshall. Mr. Marshall is a Director of the Company and has served in that capacity since July 2019. In addition, since 2015, he has served as a consultant to the Company, providing marketing and product development expertise. Since January 2016, he has been the Managing Partner of Silicon Drive, a California-based high performance marketing and creative agency focusing on early stage companies, brands, and entertainment clients, including Apple, Adobe, Avid, Nike, McKinsey, Oracle and TED. Prior to that, Mr. Marshall led the application design team at Apple that launched the iTunes Music Store.

Mr. Marshall holds a bachelor's degree from the University of Virginia, and attended graduate school at Old Dominion University.

Mr. Marshall's current primary role is with Silicon Drive. His role as a Director of the Company is part time.

Eli Schick. Mr. Schick is a Director of the Company and has served in that capacity since July 2019. Since September 2013, he has been the Managing Member of Amidon Nurse Staffing, a healthcare staffing and recruiting firm which he founded. Prior to that, Mr. Schick served as Director of Staffing for Platinum HR Services and as Director of Medical Products at Schick Technologies.

Mr. Schick received a bachelor's and Doctor of Divinity degrees from Yeshiva University. He is the brother of Dovid Schick.

Mr. Schick's current primary role is with Amidon Nurse Staffing. His role as a Director of the Company is part time.

Alan Macy. Mr. Macy is a Director of the Company and has served in that capacity since June 2024. From 1990 to 2008, Mr. Macy served as the President of Biopac Systems, Inc., a California-based biotechnology company that designs and manufactures physiological data acquisition and analysis systems for life science research and education, and has served as its Research and Development Director since 2008. Mr. Macy also currently serves on Biopac's Board of Directors of Biopac and on the Board of Directors of Shiftwave, a California-based company that developed and manufactures a nervous system regulation device.

Mr. Macy received a Bachelor's Degree (BSEL) in Electrical Engineering from California Polytechnic State University-San Luis Obispo and a Master's Degree (MSEE) in Electrical Engineering, Biomedical Engineering from UC Santa Barbara.
,
Mr. Macy's current primary role is with Biopac Systems, Inc. His role as a Director of the Company is part time.

   Employees of the Company

The Company currently has 10 full-time employees.

   Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

LITIGATION

The Company is not a party to any pending lawsuits.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table sets forth information regarding beneficial ownership (fully diluted) of the Company's holders of 20% or more of any class of voting securities as of December 31, 2024.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dovid Schick	5,574,454	Common Stock	24.66
Sabrina Kemeny PhD	4,040,000	Common Stock	17.87

The Company's Securities

The Company's outstanding securities include Common Stock, Options and Warrants, and Convertible Loans. As of December 31, 2023:

Common Stock. The number of Shares authorized is 50,000,000 with a total of 18,586,441 shares issued and outstanding. Each Share has one vote. The Company has not authorized or issued any class of shares other than the Common Stock.

Options and Warrants. There are a total of 1,650,000 Warrants and 1,725,635 stock options outstanding, of which none has been exercised to date. Each of these Warrants and Options is convertible to Common Stock. The Warrants have a range of exercise prices between $0.70 and 2.50 per share. All Warrants and Options expire after 10 years following their respective dates of issuance and may no longer be exercised after that date.

Convertible Loans. These are loans to the Company that can be converted into Common Stock, A total of 667,134 shares are reserved for issuance to the respective lenders in the event of such conversion. The terms of the Convertible Loans are outlined below:

Total Amount outstanding: $875,000

Maturity Dates: September 14, 2025

Interest Rate: 0.0% (for $40,000) and 8.0% (for $835,000)

Discount Rate: 10.0% (for $40,000) and 20% (for $835,000)

Conversion Price: Upon Maturity Date, at Option of Lender, at $1.00 per share (for $40,000) and $1.34 per share (for $835,000), respectively

DILUTION

Company shareholders and potential shareholders should understand the potential for dilution of their shares due to the Company's issuance of additional shares. In other words, if and when the Company issues more shares, the percentage of the Company that a shareholder individually owns will decrease, even though the value of the Company, as a whole, may increase. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible loans or warrants) into stock.

PREVIOUS OFFERINGS OF SECURITIES

Tap Systems has made the following issuances of securities within the last three years:

Date: April 30, 2021
Name: Common Stock
Type of security sold: Equity
Final amount sold: $261,000
Number of Securities Sold: 171,917
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation D

Date: November 1, 2021
Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,302,506
Number of Securities Sold: 1,243,740
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation CF

Date: February 1, 2022
Name: Common Stock
Type of security sold: Equity
Final amount sold: $377,500
Number of Securities Sold: 245,370
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation D

Date: February 1, 2024
Name: Common Stock
Type of security sold: Equity
Final amount sold: $950,000
Number of Securities Sold: 466,817
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation D

Date: March 21, 2024
Name: Common Stock
Type of security sold: Equity
Final amount sold: $609,158
Number of Securities Sold: 223,662
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation CF

REGULATORY INFORMATION

The Company has not previously failed to comply with the ongoing reporting requirements of 17 CFR Section 227.202 (Regulation Crowdfunding).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Form C-AR. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors," and elsewhere in this Form C-AR.

Results of Operations

The Company is in the business of developing, manufacturing and selling a revolutionary wearable input device called the Tap Strap. The Company's newest version of the Tap Strap -- the TapXR® -- recently started shipping and represents a technological breakthrough that uses a highly sophisticated combination of motion and visual sensors and AI to accurately detect finger taps. It offers a full virtual keyboard with more than 100 commands, all conveniently situated on the user's wrist. The TapXR uses a set of uniform and intuitive commands for a seamless experience, wherever the user is tapping. Each command is activated via a simple finger tap on any surface, even in low light situations. We believe that this enhanced Tap device is the most advanced wearable controller in the world; that it provides increased functionality, improved accuracy and greater comfort; that it will establish Tapping as the input method of the future; and that it will significantly expand our market.

Revenue

We shipped the first Tap Strap to customers in February 2018. Prior to that point, we had no revenues, and all manufacturing expenses were capitalized. Starting in February 2018, the Company began to recognize revenue for the sale of our product. For the past three years, revenues have amounted to $356,522 for the year 2022, $534,204 for the year 2023 and $306,454 for the year 2024. Revenues consisted of sales of the Tap Strap and TapXR, and accessories, along with associated shipping fees.

Cost of Goods Sold

Cost of goods sold was $442,180 in fiscal year 2024, yielding a gross margin of -44% and gross profit of -$135,726. In fiscal year 2023, Cost of goods sold was $399,233, yielding a gross margin of 25% and gross profit of $134,971. Over time, as our sales volumes increase and we are able to take advantage of economies of scale and the implementation of cost reduction programs, we expect our gross margins to improve. The company's gross margins decreased year over year due to one time charges of $91,663 for impairment of fixed assets and of $82,402 write-off of inventory.

Expenses

Expenses in fiscal years 2023 and 2024 respectively totaled $2,111,531 and 2,153,153. The increase in expenses in these two years as compared with the prior years reflects increased spending on research and development activities and, to a lesser degree, sales and marketing activities. We expect that our R&D expenses will continue to grow modestly over the coming year; however, we expect that our sales and marketing expenses will increase significantly as we expand our sales activities.

Our largest expense has historically been research and development salaries and materials. Salaries were approximately $1,095,194.81 for 2023 and $921,390 for 2024.

Net Loss

In fiscal years 2023 and 2024, the Company incurred losses of $2,567,649 and $2,572,128, respectively. The increase in the Company's losses in 2023 and 2024, as compared with prior years, primarily reflects an increase in interest expense. Commencing in 2026, we anticipate a gradual decline in our net loss as our revenues are expected to increase.

Liquidity and Capital Resources

Since its inception in 2015, the Company has raised a net amount of $11,898,094 through the sale of equity in the form of common stock. In addition, the Company has borrowed $875,000 in the form of convertible loans. The majority of these convertible loans ($835,000) are at an annual interest rate of 8%. The remainder ($40,000) do not carry any interest. In addition, the company took SBA loans through the government program totaling the sum of $499,269, which bear an annual interest rate of 3.75%, and has borrowed the aggregate sum of $6,590,310 from its CEO. (See "TRANSACTIONS WITH RELATED PERSONS" below.)

The Company is currently consuming cash on a monthly basis. Absent any other source of funds, it is anticipated that funds will have to be raised in future Offerings to support the continued viability of the Company. As of December 31, 2024, the Company had $260,006 of cash and cash equivalents, and $195,713 of saleable inventory.

We incur monthly expenses, primarily in research and development and sales and marketing. We currently have an adequate amount of prepaid inventory on hand, and therefore do not anticipate any need to make substantial inventory purchases in the coming months. We are also increasing our rate of sales and decreasing our cost of acquisition per customer. We do not anticipate any significant capital expenses or increase in personnel during this period.

For 2025, we do not anticipate any significant capital expenses or increase in personnel during this period; however, we do anticipate that our expenditures in sales and marketing expenses will continue to rise as the Company increases its activities in both ecommerce and physical retail selling activities.

To the extent necessary and depending on its eligibility, the Company may apply for lines of credit or other credit facilities from banks or other financial institutions.

Historical results and cash flows

We have historically incurred operating losses.

For 2021 and 2022, the Company's net revenues were $705,434 and $356,522, respectively. In 2023, the Company's net revenues were $534,204. In the most recent fiscal year, 2024, the Company's net revenues were $306,454. Expenses in Research and Development increased significantly in 2022 through 2024, primarily in connection with the Company's development of the TapXR®.

We expect to continue to invest heavily in Research and Development for improvements in our existing products, and development of new products.

Subsequent Events

Subsequent to the period covered by financial statements appearing at the end of this Form C-AR:

On February 7, 2025, the Company commenced an additional offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding). Total subscriptions to this offering were approximately $224,400. Concurrently with that Crowdfunding offering, the Company conducted an offering of its shares, open to Accredited Investors only, pursuant to Regulation D. Subscriptions totaled approximately $1,365,000.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Indebtedness
Creditor: Dovid Schick
Amount Owed: $6,590,310
Interest Rate: 2.0%
Maturity Date: December 31, 2029

Repayment of the loan is triggered at the earliest of: (a) December 31, 2029; and (b) in the event that: (i) the Company consolidates with or merges with or into another entity or person, (ii) the Company sells all or substantially all of its assets to another entity or person, (iii) a majority of the Company's equity securities are sold to another entity or person (iv) an initial public offering of the Company's Common Stock, having gross proceeds of not less than $12,000,000 takes place; or (v) the Company defaults in the performance of any of its obligations under the applicable loan agreement. In addition to and notwithstanding the foregoing, at any time the Company's cash balance exceeds $500,000 as of the first business day of a calendar month, a repayment of principle in the amount of $100,000 must be made by the Company to the creditor at or before the end of such month.

Financial Statements

Our audited financial statements for fiscal years ended December 31, 2023 and 2024 can be found at Exhibit A to this Form C-AR.

Bad Actor Disclosure

None

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Dovid Schick
_____

(Signature)

Dovid Schick
_____

(Name)

Chief Executive Officer
_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dovid Schick
_____

(Signature)

Dovid Schick
_____

(Name)

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

(Title)

April 29, 2025
_____

(Date)

/s/ Sabrina Kemeny
_____

(Signature)

Sabrina Kemeny
_____

(Name)

President and Director
_____

(Title)

April 29, 2025
_____

(Date)

/s/ Alec Marshall
_____

(Signature)

Alec Marshall
_____

(Name)

Director
_____

(Title)

April 29, 2025
_____

(Date)

_____

(Signature)

Eli Schick
_____

(Name)

Director
_____

(Title)

April 29, 2025
_____

(Date)

_____

(Signature)

Alan J. Macy
_____

(Name)

Director
_____

(Title)

April 29, 2025
_____

(Date)

23

TAP SYSTEMS INC.

EXHIBITS
Exhibit A   Financial Statements

The accompanying notes are an integral part of these financial statements

TAP SYSTEMS INC.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2024 and 2023



INDEPENDENT AUDITOR'S REPORT

April 23, 2025

To: Board of Directors, TAP SYSTEMS Inc.
        Attn: Dovid Schick
Re: 2024 and 2023 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of TAP SYSTEMS Inc. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2024 and 2023, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has recurring losses from operations and has projected future working capital requirements in excess of existing cash reserves. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA, PC

IndigoSpire CPA, PC
San José, CA

April 23, 2025


TAP SYSTEMS INC.
BALANCE SHEET
As of December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements


	2024		2023	
ASSETS				
Current Assets				
Cash and cash equivalents	$	260,006	$	328,157
Inventory		195,713		535,550
Prepaid expenses and other current assets		5,197		41,480
Total current assets		460,916		905,187
Fixed assets, net of accumulated depreciation		59,477		125,226
Total Assets	$	520,393	$	1,030,413
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	136,097	$	270,593
Credit cards payable		76,884		52,713
Sales tax payable		1,489		4,658
Accrued expenses and other current liabilities		287,658		303,419
Total current liabilities		502,128		631,383
Convertible loans payable		875,000		875,000
Line of credit payable		0		0
Interest payable		8,047		10,273
Shareholder loans and interest payable		7,879,137		7,193,642
SBA loans payable		500,000		500,000
Total Liabilities		9,764,312		9,210,298
STOCKHOLDERS' EQUITY				
Common Stock (50,000,000 shares authorized and 18,586,441 and 16,401,857 shares outstanding as of December 31, 2024 and 2023), net of offering costs		11,898,096		10,375,380
Accumulated currency translation adjustment		(208,896)		(194,274)
Retained deficit		(20,933,119)		(18,360,991)
Total Stockholders' Equity		(9,243,919)		(8,179,885)
Total Liabilities and Stockholders' Equity	$	520,393	$	1,030,413

TAP SYSTEMS INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	2024	2023
Revenues	$ 306,454	$ 534,204
Cost of revenues	442,180	399,233
Gross profit	(135,726)	134,971
Operating expenses		
General and administrative	272,162	241,029
Research and development	1,251,602	1,425,405
Selling and marketing	639,389	445,097
Total operating expenses	2,163,153	2,111,531
Net Operating Loss	(2,298,879)	(1,976,560)
Interest income (expense), net	(247,196)	(652,615)
Depreciation (expense)	(13,059)	(14,155)
Grant and other income (expense)	0	100,950
(Provision) benefit for income taxes	(12,994)	(25,269)
Net Loss	$ (2,572,128)	$ (2,567,649)
Currency translation adjustment	(14,622)	(46,373)
Comprehensive loss	$ (2,586,750)	$ (2,614,022)

TAP SYSTEMS INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Cumulative currency translation adjustment	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value			
Balance as of January 1, 2023	**14,906,550**	**$ 10,373,755**	**$ (147,901)**	**$ (15,793,342)**	**$ (5,567,488)**
Issuance of common stock, net of offering costs	1,495,307	1,625			1,625
Period translation adjustment			(46,373)		(46,373)
Net loss				(2,567,649)	(2,567,649)
Balance as of December 31, 2023	**16,401,857**	**$ 10,375,380**	**$ (194,274)**	**$ (18,360,991)**	**$ (8,179,885)**
Issuance of common stock, net of offering costs	2,184,584	1,522,716			1,522,716
Period translation adjustment			(14,622)		(14,622)
Net loss				(2,572,128)	(2,572,128)
Balance as of December 31, 2024	**18,586,441**	**$ 11,898,096**	**$ (208,896)**	**$ (20,933,119)**	**$ (9,243,919)**

TAP SYSTEMS INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	2024	2023
Cash Flows from Operating Activities		
Net Loss	$ (2,572,128)	$ (2,567,649)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add currency translation adjustment	(14,622)	(46,373)
Add depreciation	13,059	37,070
Add fixed asset write off	91,663	0
Changes to operating assets and liabilities		
(Increase) Decrease in accounts receivable	0	(249)
(Increase) Decrease in inventory	339,837	(322,303)
(Increase) Decrease in prepaid expenses	36,283	22,237
Increase (Decrease) in accounts and credit cards payable	(110,324)	171,243
Increase (Decrease) in all other current liabilities	(18,930)	(107,967)
Increase (Decrease) in interest payable	133,268	618,150
Net cash used in operating activities	(2,101,894)	(2,195,841)
Cash Flows from Investing Activities		
Proceeds (acquisition) of fixed assets	(38,973)	(115,594)
Net cash provided by investing activities	(38,973)	(115,594)
Cash Flows from Financing Activities		
Proceeds from the issuance of common stock, net of offering costs	1,522,716	1,625
Proceeds from issuance of convertible notes	550,000	835,000
Proceeds from / (repayment of) loans payable	0	1,385,435
Net cash provided by financing activities	2,072,716	2,222,060
Net change in cash and cash equivalents	(68,151)	(89,375)
Cash and cash equivalents at beginning of period	328,157	417,532
Cash and cash equivalents at end of period	$ 260,006	$ 328,157

TAP SYSTEMS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR PERIODS ENDED DECEMBER 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

TAP SYSTEMS INC. ("TAP SYSTEM") was incorporated in Delaware on February 3, 2015 before redomiciling to California on March 15, 2016. The Company develops, manufactures and sells an innovative, intelligent wearable gadgets and distributes those products via online platforms.

TAP WITH US LTD ("TAP LTD") was incorporated on November 6, 2017 under the laws of Israel, which is a 100 percent owned subsidiary of TAP SYSTEM. TAP LTD is funded by TAP SYSTEM and solely provides R&D services to TAP SYSTEM. Collective, TAP SYSTEM and TAP LTD will be referred to as the "Company". The financial statements provide the position and the results of TAP SYSTEM and TAP LTD as consolidated financial statements of the Company.

Since Inception, the Company has relied on the issuance of common and loans to fund its operations. As of December 31, 2024, the Company had an accumulated deficit and will likely incur additional losses prior to generating income. These matters raise concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements may not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn

/s/ Alec

or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company had $260,006 and $328,157 of cash on hand, respectively.

Fixed Assets
Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024 as the company has $59,477 of net book value of assets. In 2024, the Company wrote off net book value of $91,663 of fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2024 and 2023. However, the Company is subject to income taxes on the income of TAP LTD.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company recognizes revenue when delivery has occurred and collectability is reasonably assured. For years ending December 31, 2024 and 2023 the Company recognized $306,454 and $534,204 in revenue, respectively.

In 2022, the Company received $109,222 in pre-orders for a new model of the Company's product. The Company records the receipt of these funds as deferred revenue and will record sales as the orders are filled and the products are shipped. These items were shipped in 2023.

Costs of Goods Sold

The Company records the direct labor, direct material, certain overhead items and depreciation as relating the costs of goods sold.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2024 and 2023, the company had $0 and $0 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of computer equipment (depreciated over 3 years), manufacturing tooling (depreciated over 2 years) and other furniture and equipment (depreciated over 15 years):

	2023	2023
Beginning balance, net	125,226	46,702
Add: asset additions	38,973	115,594
Less: write off of fixed assets	(91,663)	0
Less: depreciation and amortization expense	(13,059)	(37,070)
Ending balance of long-lived assets, net	**$ 59,477**	**$ 125,226**

NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2024 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

/s/ AAovid k Type text here

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – OPERATING EXPENSES

The Company incurs operating expenses in the normal course of its business. The detail of those expenses for the calendar years ended December 31, 2024 and 2023 is as follows:

	2024	2023
Research and development	$ 1,251,602	$ 1,425,405
Advertising and promotional	503,828	365,345
Legal and professional service	172,839	66,299
Selling expense	48,998	37,318
Payroll expenses	86563	79,752
Bank charges	3,382	4,380
Travel	4,812	1,089
Dues & subscriptions	16,623	15,264
Office expenses	43,232	65,741
Insurance	18,808	18,542
Rent	8,966	8,103
Potential investment relationship	0	18,919
Taxes and licenses	1,492	1,831
Other	2,008	3,543
	$ 2,163,153	$ 2,111,531

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has a single class of equity outstanding, common stock. The Company has authorized 50,000,000 shares of common stock with issued and outstanding shares of 18,586,441 and 16,401,857 as of December 31, 2024 and 2023, respectively.

Additionally, as described below, the Company has convertible debt instruments that can convert to common stock totaling another 667,134 shares and options and warrants that can provide for the issuance of another 3,350,635 shares.

NOTE 7 – DEBT

The Company has several outstanding debt obligations: convertible notes totaling $875,000 and government-backed loans totaling $500,000.

The Company and Dovid Schick, its chief executive, entered into two loan and security agreements with effective dates as of April 30, 2016 and February 21, 2018, respectively, with the aggregate principal loan amount of approximately $7,130,309. Under the original terms of these agreements, the lender has the sole option for all or part of the unpaid principal of the loan to be converted into shares of common stock of the

company with one dollar twenty-five cents ($1.25) per share. Additionally, for each share issued to Mr. Schick in a conversion, Mr. Schick also receives a warrant to purchase one share of common stock at $1.25 per share. If the lender elects not to convert the outstanding loan into shares, then the company will repay to the lender the full unconverted principal of the loan on or before the earlier of :(i) February 20, 2020; (ii) the date which is one(1) business day following the occurrence of any of the following : (a)the Borrower consolidates with or merges with or into another entity or person, (b) the company sells all or substantially all of its assets to another or person, (c) a majority of the company's equity securities are sold to another entity or person, or (d) an initial public offering of the company's common stock having gross proceeds of not less than $5,000,000; or (iii) the company's default in the performance of any of its obligations under this agreement. The convertible notes held by Mr. Schick do not bear interest. In November 2022, the conversion price was changed from $1.25 to $1.00 along with the cancelation of the warrants. The convertible loan maturity date was extended to March 2025. In December 2023, the terms of these loans were amended so as to extend the term of the Loans to December 31, 2029; to remove the anti-dilution protection granted to Borrower; to rescind the issuance of Warrants to Borrower; to make such Loans non-convertible; and to add a provision entitling Lender to receive Two Percent (2%) simple interest per annum.

NOTE 8 – FIXED ASSET AND INVENTORY WRITE OFF

After evaluating the value of certain fixed assets, the Company decided to impair $91,663 of fixed assets. Additionally, the Company has written off $82,402 of inventory in 2024.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not subject to any pending or threatened litigation as of the balance sheet date.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 23, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.